Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

FORWARD-LOOKING STATEMENTS AND OTHER NOTICES

This communication contains certain forward-looking information about Cathay, Asia Bancshares, and the combined company after the closing of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Cathay, Asia Bancshares and the combined company. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Cathay, Asia Bancshares and the combined company. Forward-looking statements speak only as of the date this press release is made and we assume no duty to update such statements. In addition to factors previously disclosed in reports filed by Cathay with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Asia Bancshares’ operations with those of Cathay will be materially delayed or will be more costly or difficult than expected; the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of Asia Bancshares shareholders to adopt the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Cathay’s, Asia Bancshares’ or the combined company’s respective customer relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and general competitive, economic, political and market conditions and fluctuations.

IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor share there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction between Cathay and Asia Bancshares, Cathay intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement/prospectus with respect to the proposed acquisition of Asia Bancshares. After the registration statement has been declared effective by the SEC, the final proxy statement/prospectus will be mailed to the shareholders of Asia Bancshares in advance of a special meeting of shareholders that will be held to consider the proposed merger. INVESTORS AND SECURITY HOLDERS OF ASIA BANCSHARES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING CATHAY, ASIA BANCSHARES AND THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the registration statement and proxy statement/prospectus, as well as other filings containing information about Cathay (including but not limited to Cathay’s Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q) at the SEC’s website at www.sec.gov or on Cathay Bank’s website www.cathaybank.com. Investors may also direct requests to Cathay General Bancorp, 777 N. Broadway, Los Angeles, CA 90012, Attention: Investor Relations (626) 279-3286.

Participants in the SOLICITATION

Asia Bancshares, Cathay and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Asia Bancshares common stock in respect of the proposed transaction. Information regarding the persons who, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from the holders of Asia Bancshares common stock in connection with the proposed transactions, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Additional information about the directors and executive officers of Cathay is included in the proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 10, 2014. Additional information regarding Asia Bancshares’ directors and executive officers is contained in Asia Bancshares’ Proxy Statement, dated January 24, 2014, which can be obtained free of charge by direct request to Asia Bancshares at the contact address listed above.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

CORPORATE PARTICIPANTS

Monica Chen Cathay General Bancorp - IR

Dunson Cheng Cathay General Bancorp - Chairman of the Board, President & CEO

Heng Chen Cathay General Bancorp - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Juliana Balicka Keefe, Bruyette & Woods - Analyst

Aaron Deer Sandler O'Neill & Partners - Analyst

Joe Morford RBC Capital Markets - Analyst

Gary Tenner D.A. Davidson & Co. - Analyst

Lana Chan BMO Capital Markets - Analyst

Matthew Clark Sterne, Agee & Leach - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen, and welcome to the Cathay General Bancorp's fourth-quarter 2014 earnings conference call. My name is Chris and I will be your Conference Moderator for today.

(Operator Instructions)

Today's call is being recorded and will be available for replay at www.cathaygeneralbancorp.com.

And now I would like to turn the call over to Monica Chen, Investor Relations for Cathay General Bancorp. Ma'am, you may proceed.

Monica Chen - Cathay General Bancorp - IR

Thank you, Chris, and good afternoon. Here to discuss the financial results today are Mr. Dunson Cheng, our Chairman of the Board, President and Chief Executive Officer; and Mr. Heng Chen, our Executive Vice President and Chief Financial Officer.

Before we begin, we wish to remind you that the speakers of this call may make forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995 concerning future results and events, and these statements are subject to certain risks and uncertainties that could cause actual results to differ materially.

These risks and uncertainties are further described in the Company's annual report on Form 10-K for the year ended December 31, 2014 as item 1A in particular, and in other reports and filings with the Securities and Exchange Commission from time to time.

As such, we caution you not to place undue reliance on such forward-looking statements which speak only as the date of this presentation. We undertake no obligation to update any forward-looking statement or to publicly announce any revision of any forward-looking statement to reflect future developments or events, except as required by law.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

We would also like to inform you that Cathay will be filing a Form S-4 registration statement that will include a prospectus of Cathay and the proxy statement of Asia Bancshares regarding the merger we announced this morning. You are urged to read this document when it becomes available because it will contain important information about the merger.

In addition, Cathay and Asia Bancshares and their Directors and Officers may be deemed to be participating in a solicitation of proxies in favor of the proposed merger. You can find information about Cathay Directors and Executive Officers in our proxy statement filed with the SEC. You may obtain a proxy of these documents when they become available through the SEC's website, Cathay's website or by requesting a copy from our investor relations department.

This afternoon, Cathay General Bancorp issued an earnings release outlining its fourth-quarter 2014 results. To obtain the copy, please visit our website at www.cathaygeneralbancorp.com. After comments by Management today, we'll open up this call for questions. I will now turn the call over to our Chairman of the Board, President and CEO, Mr. Dunson Cheng.

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Thank you, Monica, and good afternoon. Welcome to our 2014 fourth-quarter earnings conference call. This morning before the market opened, we announced a merger of Asia Bancshares of New York into our Company. Asia Bank as a subsidiary of Bancshare was founded in 1984 in Flushing, New York. It's mission, same as Cathay, was and is to serve the Asian emigrant community of New York.

We also share the same philosophy in running our banks. In 30 years, Asia Bank has assembled a loyal customer base and has established a solid reputation. As of September 2014, its total assets of $498 million, total loans of $490 million and total deposits of $415 million. It has three branches in New York City and one in Rockville, Maryland, which is 18 miles north of Washington, D.C.

The Asian population of around Washington, D.C. has grown 60% since year 2000. Our experience with New York region has been largely positive. In 15 years, we have put together nine branches in New York City with a deposit base of $0.92 billion and a loan book of $1.84 billion.

During the 2008 recession, New York's loan portfolio has performed better with much lower losses than the rest of our loan portfolio. In 2014, New York was our fastest-growing region for loans with a year-over-year growth of 23%.

This merger will bring the number of branches in New York City to 12 with a deposit base of $1.34 billion and total loans of $2.26 billion. It will also open up a new marketplace for Cathay Bank in Maryland and Washington, D.C., and increase the number of states that Cathay has operations in to nine.

Equally important, this merger will bring a group of experienced and dedicated officers and staff to Cathay. We are especially pleased that Asia Bank Chairman, President and Deputy President will join our advisory board to facilitate the integration of the two banks and solidify customer retention.

We expect this merger to be completed during the second quarter of 2015, after receiving regulatory and Asia Bancshares shareholders approvals. We believe this merger will strengthen our business in New York. Our CFO, Mr. Heng Chen, will speak to the financials of this merger later on.

Returning to our fourth-quarter results, we report net income of $35.6 million, an 11% increase when compared to net income available to common shareholders of $31.9 million for the fourth quarter 2013. Diluted earnings per share increased 10% to $0.44 per share for the fourth quarter of 2014 compared to $0.40 per share of the same quarter a year ago.

Our net loan growth slowed during the fourth quarter to $56 million on 0.6% of quarter over quarter. CRE loans grew by $72 million while residential mortgages increased by $53 million.

The pace of new loans book continue to be good while we experienced an unusually large loan payoffs and paydowns of over $300 million in the quarter. For the 12 months ended December 31, 2014, our loans increased $830 million, or 10.3% compared to an increase of $655 million, or 8.8% of 12 month ended December 31, 2013.

The main drivers of our annual increases came from CRE loans which increased $463 million and residential mortgages which grew by $215 million. While C&I loans grew by $84 million and construction loans by $77 million. We expect that our loan growth in 2015, excluding the acquisition of Asia Bank, will be over 10%.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

The fourth quarter 2014, our total deposits increased by $89 million to $8.78 billion. For the 12 months ended December 31, 2014, the increase in deposits was $802 million, which represent a 10.1% increase from December 31, 2013. Our core deposits increased by $14.5 million or $656 million from December 2013.

In the fourth quarter, our efficiency ratio was 22.96%, an improvement -- 42.96% an improvement over the third quarter of 44.51% and an improvement over the fourth quarter of 2013 of 44.65%. With that, I'll turn the floor over to our Executive Vice President and CFO, Heng Chen, to discuss the fourth-quarter financials in more detail.

Heng Chen - Cathay General Bancorp - EVP & CFO

Thank you, Dunson, and good afternoon, everyone. Before we discuss our fourth-quarter results, I want to give the summary of the agreement of merger with Asia Bancshares. The purchase price is expected to be $126 million, subject to adjustment which -- and so the purchase price will be approximately 1.6 times the expected closing book value. And is a mix of approximately 45% to 55% stock and the remainder in cash.

We expect that this acquisition will be accretive by 2% to 3% to annual earnings excluding any one-time merger and restructuring charges. This acquisition is expected to reduce our risk-based capital ratios by approximately 40 basis points. We expect the tangible book value dilution to be earned back in slightly over four years.

For the fourth quarter, we announced net income of $35.6 million, or $0.44 per share. Our net interest margin was 3.36% in the fourth quarter of 2014 compared to 3.31% in the third quarter of 2014 and compared to 3.30% for the fourth quarter of 2013. In the fourth and third quarters of 2014, interest recoveries and prepayment penalties added 4 basis points and 9 basis points, respectively, to the net interest margin.

$100 million of structured repurchase agreements at 3.5% matured in November 2014 adding 2 basis points to the fourth-quarter net interest margin. An additional $50 million of structured repurchase agreements at 3.5% matured on January 8, 2015, and together with the full quarter impact of the $100 million of fourth-quarter maturities, will add additional 4 basis points to the net interest margin for the first quarter of 2015.

Non interest income during the fourth quarter of 2014 was $8.1 million. Non interest expenses increased by $0.8 million to $41.1 million in the fourth quarter of 2014 compared to $40.3 million in the same quarter a year ago. The increase was mainly due to increases in marketing expenses of $0.7 million in the fourth quarter, an increase of $0.5 million in OREO expense is partially offset by a decrease and $0.7 million in salaries and employee benefit expense in 2014.

The effective tax rate for the fourth quarter of 2014 was 37.1%. For 2015, as the result of additional purchases of low income housing and renewable energy tax credits, we expect that our effective tax rate for 2015 will be between 33.5% and 32%. The additional pretax amortization expense for these investments would be between $7.5 million and $10 million for the full year 2015.

At December 31, 2014, our Tier 1 leverage capital ratio increased to 12.99%, our Tier 1 risk-based capital ratio increased to 14.97% and our total risk-based capital ratio increased to 16.22% as compared to September 30, 2014. Our ratios significantly exceeded well capitalized minimum ratios under all the regulatory guidelines. At December 31, 2014, our Tier 1 common risk-based capital ratio was 13.74%.

Net charge-offs for the fourth quarter of 2014 were $5.8 million, or 0.07% of average loans compared to net recoveries of $5.2 million in the third quarter 2014 and charge-offs of $8.3 million the same quarter a year ago. The substantial majority of the fourth quarter 2014 charge-offs were against specific reserves established in prior quarters for two impaired loans.

Our loan loss reserves -- our loan loss reversal was $2 million for the fourth quarter 2014 compared to a reversal of $5.1 million for the third quarter of 2014 and zero for the fourth quarter of 2013. Our nonaccrual loans, excluding nonaccrual loans held for sale, increased 7.5% or $4.9 million during the fourth quarter to $70.2 million or 0.79% of period end loans as compared to the third quarter of 2014.

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Thank you, Heng. We will now proceed to the question-and-answer portion of the call.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

 QUESTION AND ANSWER

Operator

(Operator Instructions) Juliana Balicka with KBW.

Juliana Balicka - Keefe, Bruyette & Woods - Analyst

I wanted to ask a few questions on the deal. For the acquisition, are there any cost saves or any branch consolidation or any synergies in branch expansion that you are planning on?

Heng Chen - Cathay General Bancorp - EVP & CFO

Juliana, this is Heng Chen. I think that we'll be covering that in the S-4 prospectus. But it's in market deal, so we would expect that to be relatively high in the order of 40% plus. But we're not commenting on branch closers or anything specific beyond that.

Juliana Balicka - Keefe, Bruyette & Woods - Analyst

Very good, that makes sense. And then in terms of the loan growth that you are looking for next year, the 10% organic loan growth, could you talk a little bit more about the key drivers of that? Is that C&I, is that CRE based? And what are the residential mortgage growth assumptions within that 10%?

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Juliana, this is Dunson Cheng. And yes, the expectation of 10% is based on the current pipeline that we have, which is over $1 billion. And roughly (inaudible) I would say about 60% to 70% of CRE and 30% or so are C&I loans. And we expect our residential mortgages to do a little bit better than what we have been seeing in 2014, which is roughly $40 million per quarter.

Juliana Balicka - Keefe, Bruyette & Woods - Analyst

Very good that --

Heng Chen - Cathay General Bancorp - EVP & CFO

Especially with the lower interest rates we're seeing an increase in the application volume. Although we're not offering 30-year mortgages except through Freddie Mac.

Juliana Balicka - Keefe, Bruyette & Woods - Analyst

Got it. And one quick housekeeping question on the deal, if I may. Do have any preliminaries sense on the fair marks on the Asia Bank's portfolio?

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

Heng Chen - Cathay General Bancorp - EVP & CFO

Yes generally their loans are well priced, particularly in their niche in New York. Based on review, most of them are floating rate that are tied to prime. Generally, at least one if not higher than that over prime.

So we would -- their credit quality is excellent. So we would think that, one, under the purchase accounting we would reverse their loan loss reserve which is, I'm going from memory, about $6 million or so. That would be reversed out. And then because they have excellent quality loans, we don't think there's going to be a negative credit mark and then -- nor do we think because they're floating rate loans, nor do we think will be booking them at higher than par.

They do have some appreciated value in the real estate that they own, that they've owned for many years and so there is going to be some purchase accounting write-up of that, which would reduce goodwill. But we're going to wait until the S-4 to illuminate the goodwill, the purchase accounting performance, if it's required.

Juliana Balicka - Keefe, Bruyette & Woods - Analyst

Got it. Okay, thank you very, very much. I'll step back.

Operator

Aaron Deer with Sandler O'Neill & Partners.

Aaron Deer - Sandler O'Neill & Partners - Analyst

Dunson, Heng, congratulations on the deal.

Heng Chen - Cathay General Bancorp - EVP & CFO

Thank you, it's been a long time.

Aaron Deer - Sandler O'Neill & Partners - Analyst

It has been awhile. Following up on Juliana's question there about the purchase accounting. I think you mentioned this at the beginning of your comments, Heng, but I didn't catch the value. Did you give what the impact to book value was of the deal?

Heng Chen - Cathay General Bancorp - EVP & CFO

We just said that the tangible book value would be earned back over four years. So and that we said the accretion would be 2% to 3%. So just using that guidance, if it's $0.05 a share accretion to EPS, I would be -- and a four-year payback, that would be a $0.20 dilution to book value, slightly over that. This is just going by the math.

Aaron Deer - Sandler O'Neill & Partners - Analyst

Right, I understand. Okay. The -- and it sounded like you're pretty confident with respect to the loan outlook for 2015. I'm just curious, here in the fourth quarter it slowed, growth slowed down quite a bit. Were there any decisions that you made conscious because of what was -- where rates were going or if it was just normal seasonal slowdown of the holidays? What caused things to not get booked here in the fourth quarter?

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Yes, Aaron, this is Dunson Cheng. When you look at the paydowns on fourth quarter, the thing that jumped out to us is that our C&I loan portfolio, we have close to $200 million paydown. And of this $200 million, roughly, I would say about $60 million is because of trade lines with different banks. We set up trade lines for banks to facilitate their payment of the (inaudible) and all that.

So those are mostly very low interest rate loans -- lines of credit. So we saw roughly $60 million paydown of that and there's some seedy loans that's been paid off. And also we are seeing a seasonally higher pay down in the fourth quarter, which would come in the first quarter of every year. And that may be related to the huge increase in the third quarter of last year that we have seen over $250 million.

So I think things are maybe -- we'll borrow some of the loans both in third quarter and now it's been paid off in the fourth. So we feel that those are trade related seasonal adjusted type of situation and it should not affect what our projection for 2015.

Aaron Deer - Sandler O'Neill & Partners - Analyst

Okay. That's good color, Dunson. I appreciate it. I'll get back in the queue with my remaining questions.

Operator

Joe Morford with RBC Capital Markets.

Joe Morford - RBC Capital Markets - Analyst

Good afternoon and offer congratulations, as well.

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Thank you, Joe.

Joe Morford - RBC Capital Markets - Analyst

I have -- first question was on the expense side. Did the decline in the compensation costs this quarter largely reflect the full run rate of the savings from the core systems conversion earlier this year? Or is there still more to come in the first quarter. And just in general, how do you feel about that run rate going into 2015?

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Let me answer, Joe, your first question, first. The savings from our core conversion, I would guess is about almost 80% completed by the fourth quarter. So there may be 20% left in the 2015.

Heng Chen - Cathay General Bancorp - EVP & CFO

And then Joe I think there was a couple of discrete items that relate to the fourth quarter. First, we had higher bonus accruals of about $600,000 in the third quarter compared with fourth. We also had more vacation pay taken in the fourth quarter because of the holidays.

And then lastly, every 18 months or so we do a cost study on our loan origination costs and we found that we've added more manpower, or that we were understating the amount of manpower dedicated to loans, to originated loans. So that was about a little over $1 million in Q4 compared to Q3. And so that $1 million that relates to the deferred loan origination costs, that will stay with us each quarter in 2015 and it'll come back as an amortization of deferred loan costs and it'll show up in the net interest income line.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

Joe Morford - RBC Capital Markets - Analyst

Okay, that's helpful. Then I guess the second question was -- if you could Dunson talk a little bit more about the operation you have in New York and specifically the loan portfolio there. What kind of growth rates have you been seeing in New York the last couple of years and with Asia Bank now, what kind of growth rates do you see for that portfolio going forward?

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Joe, in 2010, which is December 2010, our outstanding for -- in the New York region was $900 million and by December of last year, which is four years, that has doubled to $1.8 billion. So you can see that the loan growth in our region has been quite good.

And in 2015, with the addition of Asia Bank, it would complement what we are doing in New York because Asia Bank is about $500 million and the loan growth is $415 million or so. So they are concentrating more in the loans in the range of $0.5 million to maybe $2 million and I think that is a good diversification of our loan book in New York City.

And our experience has been with our previous acquisition of Great Eastern Bank in New York, that there are a lot of customers that have outgrown of the bank because of lending limit and we are able to recapture those customers that may have gone to other banks. So I believe that Asia Bank will contribute to the growth of our New York portfolio.

Joe Morford - RBC Capital Markets - Analyst

That's great. Appreciate the color.

Operator

Gary Tenner with D.A. Davidson.

Gary Tenner - D.A. Davidson & Co. - Analyst

Couple of questions. First regarding the structured repos, do you have anything else maturing over the course of 2014?

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Of 2015?

Gary Tenner - D.A. Davidson & Co. - Analyst

I'm sorry 2015.

Heng Chen - Cathay General Bancorp - EVP & CFO

That $50 million matured and then the rest of the maturities are, I believe, in 2016 and 2017 and 2018.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

Gary Tenner - D.A. Davidson & Co. - Analyst

Okay. And then Heng you had just mentioned the recalculation of the loan origination cost. Of the $1 million reduction in salary expense in the fourth quarter that came out of that, how much of that actually flowed through net interest income in the fourth quarter?

Heng Chen - Cathay General Bancorp - EVP & CFO

Well not that much because much of that relates to commercial real estate loans. So if they have five-year terms, they would amortize that over five years.

Gary Tenner - D.A. Davidson & Co. - Analyst

Okay. So that represents certainly a short-term boost to earnings until it levels out. Is that a fair way to look at it?

Heng Chen - Cathay General Bancorp - EVP & CFO

Yes. We're just following the -- it's updating of an estimate that we're required to make every so often under GAAP.

Gary Tenner - D.A. Davidson & Co. - Analyst

Right. And the $1 million was not a catch-up for the full year of 2014, but it was specific to the fourth quarter, correct? So it should impact 2015 by $1 million per quarter?

Heng Chen - Cathay General Bancorp - EVP & CFO

Well yes it means that level of expense, net expense will just continue into 2015 plus regular salary increases.

Gary Tenner - D.A. Davidson & Co. - Analyst

Right, okay. All right, thanks very much.

Operator

Lana Chan with BMO Capital Markets.

Lana Chan - BMO Capital Markets - Analyst

If you could talk about the recent decline in longer term rates and the flattening of the yield curve, how does that, if any, change your outlook on the margins. Specifically with loan yields as well as potentially investing in the securities portfolio.

Heng Chen - Cathay General Bancorp - EVP & CFO

Yes, I guess one over the last 18 months, ever since I believe May of 2013 when the Fed started indicating interest rates would start to rise, for fixed rate loans, the great majority of our borrowers have gone into the rate lock program where they put up a 1% fee to commit to a 60-day term for a given interest rate and that's non refundable. So we have a large pipeline of loans that were rate locked in December when interest rates were high and we would expect almost all of those to fund at the rate lock rate.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

And then the short-term rates -- I mean the interest rate, their swings I would characterize as relatively violent. So I think our customers, if they have -- if they need to close a escrow or close a purchase, they don't have a long window to say, well, I'm going to wait for the five-year to drop by 25 basis points. They just go and rate lock. So I think the -- in terms of our fixed-rate CRE loans, it's relatively -- it'll have a small impact. But hopefully interest rates will go up later on this quarter.

And then the other side, we at one time, we had almost $800 million or $900 million of 30-year fixed-rate mortgages. And when interest rates started to increase, we wanted to lower our exposure. So during January, we were able to sell about $275 million of 30-year fixed-rate mortgages at a negligible loss. Securities, I'm sorry.

And so our current 30-year fixed-rate exposure in terms of securities is down to $150 million and we have about $250 million. At the same time, we were buying 15-year MBS. So we've taken this opportunity to shed a lot of interest rate risk out of our balance sheet. So those are the two impact that we see.

Lana Chan - BMO Capital Markets - Analyst

Just to follow up, so the securities repositioning earlier in this year any -- wouldn't that impact on the yields?

Heng Chen - Cathay General Bancorp - EVP & CFO

Slightly. Probably about 60 basis points and we're going to, over time, put more -- buy more 15-year MBS to compensate that. And also our -- we don't view our investment portfolio as a big source of interest income. We're using that to fund loans to the extent possible. So there is going to be some natural shrinkage in our securities portfolio as we go into loans.

Lana Chan - BMO Capital Markets - Analyst

Okay. My second question was on the capital. You said that with Asia Bank, the capital would go down about 40 basis points. Can you talk about you still have excess capital to deploy, what the priorities are?

Heng Chen - Cathay General Bancorp - EVP & CFO

Yes. I think, one, the first priority is we want to try to have 10% or more loan growth in 2015. We would want to try to have a dividend increase, hopefully, in the middle of 2015 to our long-term goal is to pay out about 30% of the prior year's earnings.

We also, over the last 18 months, we've issued through stock option exercises and RSU vesting, we've issued about I believe about 1.5 million shares. So once our stress testing is submitted and reviewed by the regulators, we would seek to buy back those shares that were issued for stock options hopefully in the third quarter.

So those -- and then the acquisitions. So Asia Bank used up around 40 basis points. But you can see here in the fourth quarter, our capital ratio is built up by 22 basis points on one quarter when the loan growth was a little bit slower. So we -- it's something that we will continue to work on.

Lana Chan - BMO Capital Markets - Analyst

Okay. Thanks, Heng.

Operator

(Operator Instructions)

Juliana Balicka with KBW.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

Juliana Balicka - Keefe, Bruyette & Woods - Analyst

I have two quick follow ups, please. Heng, I'm sorry, I didn't quite catch your remarks about the tax rate credits. You mentioned amortization that we should be seeing in 2014, but what is the underlying lower tax rate? And B, what would be the restructuring charges related to the bank Asia deal?

Heng Chen - Cathay General Bancorp - EVP & CFO

Okay. So on the tax credits, I think if you compare the tax rate ranges versus what our fourth-quarter effective tax rate is and factor in the amortization, you can come up with an EPS number, which is -- which it would just be math. So -- and then the restructuring for Asia, we -- would still subject to change. But we have to buy out their data processing contract. That cost about $800,000 and there's some severance for transitional personnel. So as an estimate, it's probably $1.5 million pretax to maybe $2 million.

Juliana Balicka - Keefe, Bruyette & Woods - Analyst

Thank you very much.

Operator

Matthew Clark with Sterne, Agee.

(Operator Instructions)

Matthew Clark with Sterne, Agee.

Matthew Clark - Sterne, Agee & Leach - Analyst

Heng, maybe a little bit more on the margin. I think you talked about a couple of moving parts. But just wanted to make sure we're capturing all of it going into the first quarter and beyond. I think you talked about the maturation of those structured repos and the full quarter benefit adding about 4 basis points to the upcoming margin. I think fewer less days will likely help, too. Can you talk through the margin here in the upcoming quarter a little bit more specifically?

And then beyond that, thinking about again what the curve has done, I know you touched on some of that already. But trying to think about the hedges you have on and what that impact could be going forward.

Heng Chen - Cathay General Bancorp - EVP & CFO

Yes, I think just the fact that February is the short month, it's a 29-day month and so typically our margin goes up in the first quarter. And so if we're at 3.36% in the fourth quarter and just those maturities and the full quarter impact adds 4 basis points, we should get to 3.4%. So we've been trying to get there for several years. So I'm hopeful that we might get there in the first quarter.

And then in terms of the hedges, our interest rate swap on our trust preferred, that's a cash flow hedge. So that was fully in place in Q3 and it doesn't have any incremental change to the margin. And the -- on our -- we did add -- we had $140 million of fixed rate loans that we hedged into floating. In the fourth quarter we added another $40 million to that, so the total is $181 million. But basically the full run rate there it's the cumulative sum of those two is probably 6 basis points and they're all in the margin run rate already.

So in 2015 if -- and then lastly one of the things is we have been sitting with about $200 million of excess cash at the Fed. Our goal is to run that down to about $50 million, which would be just what's in Hong Kong, in our Hong Kong branch. So that would help give some lift to the margin just because the earning asset base is lower. And so right now in the first quarter, we're basically (inaudible) where our cash at the Fed is down to -- or where our cash interest earning cash is only $50 million.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

I think generally our margin should improve in the first quarter and then it should be steady during the year. It might even go up a little bit as we continue to put on loans and reduce our securities position.

Matthew Clark - Sterne, Agee & Leach - Analyst

Okay, that's helpful. Thank you. And then one more on expenses. You guys have done a great job in controlling expenses. It doesn't seem like that's going to change much. But can you offer any color on expenses around the DFAST process? I assume they're baked in the run rate already unless you've -- trying to get a sense for anything incremental here.

Heng Chen - Cathay General Bancorp - EVP & CFO

We did have some, Kim can correct me if I'm wrong. But I think we did extensive reapproach to our DFAST process to be -- to make it more statistical. And I believe the fourth quarter expense is in the order of $300,000 or so. And then as part of this process -- and so that -- and we spent some additional amounts in the third quarter.

But right now, we believe we have transitioned to a more robust statistical model for DFAST. And then the first quarter, we'll have roughly -- one of the requirements is that there is a validation, an independent validation of the model process. And so we'll have a similar expense of about $300,000 in Q1. But then hopefully it'll just be maintenance going forward DFAST wide.

Matthew Clark - Sterne, Agee & Leach - Analyst

Okay, thank you.

Operator

Thank you for your participation. I will now turn the call back over to Cathay General Bancorp's Management for any closing remarks.

Dunson Cheng - Cathay General Bancorp - Chairman of the Board, President & CEO

Thank you for joining us for this call and we look forward to talking with you again at our next quarterly earnings release date. Thank you.

Operator

Ladies and gentlemen, thank you for your participation in today's conference. This concludes the presentation, you may now disconnect. Have a good day.

Filed by Cathay General Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Asia Bancshares, Inc.

Filer’s SEC File No.: 1-18630

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